UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 22, 2019, Seadrill Limited (the “Company”) issued a press release announcing a consent solicitation process to amend certain terms of the indenture and the escrow agreement related to its outstanding 12.0% Senior Secured Notes due 2025 (the “Notes”). The Company also announced a contingent tender offer for the Notes that would follow the completion of the consent solicitation process. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBITS

The following exhibit is filed as part of this report:

Number	Exhibit:

99.1	Press release, dated February 22, 2019, announcing the consent solicitation process and the contingent tender offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 22, 2019	By:	/s/ Jonas Ytreland
Name: Jonas Ytreland
Title: Authorized Signatory